MIND CTI Reports Cash Flow from Operating Activities of $1.2 Million in Q2 2010
*One New Win and One Important Customer Upgrade

Yoqneam, Israel, August 3, 2010 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the second quarter 2010.

Key Highlights
•	Revenues were $4.9 million, a 10.9 % increase over the second quarter of 2009.
•	One new customer and one important version upgrade.
•	Operating income, excluding amortization of intangible assets of $82 thousand and equity-based compensation expense of $18 thousand, was $1,483 thousand, or 30.3 % of revenue.
•	GAAP operating income was $1,383 thousand, or 28.2 % of revenue.
•	GAAP net income was $1,284 thousand or $0.07 per share.
•	Cash flow from operating activities was $1,235 thousand.
•	Backlog as of June 30, 2010 includes $7.9 million that is expected to be billed by year-end.
•	Cash position of $18.0 million on June 30, 2010, after a dividend distribution of $3.7 million in April 2010.

Revenue Distribution for Q2 2010
Sales in the Americas represented 47 % and sales in Europe represented 37 % of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $4.05 million, while revenue from enterprise call accounting software was $853 thousand.

New Win & Important Upgrade
In the second quarter 2010 MIND secured one new European customer, as well as a solution upgrade with an existing African customer.

The new win is with a telecom vendor that has been awarded the prime contractor role in a project that is financed by the European Union. We are proud to have been chosen, following a lengthy selection process that had started almost two years ago. MIND will provide an end-to-end Billing and Customer Care solution for handling both prepaid and postpaid models.  MIND enables the telecom operator to implement advanced rating schemes for the latest technology infrastructure being installed, based on IMS services: Voice, Video and IM; and Data services based on xDSL and WiMAX.

The upgrade is with a South African carrier providing a full suit of ISP services and VoIP solutions primarily to corporate customers. The rating and billing of voice services have been handled by the MIND system since the launch in 2005, while other solutions were used for data services. Following the decision to expand its service offering as well as consolidate all systems into a single platform, MIND was chosen as the converged platform. Migrating to MINDBill version 7 will enable cost efficiencies, eliminate duplicate roles, increase resource utilization and save on the overall operating expenses. At the same time the carrier will benefit from the flexibility of our product catalog and configurable rating metrics that will enable the swift rollout of competitive new marketing campaigns.

Monica Iancu (formerly Monica Eisinger), Chairperson and CEO, commented: "We are pleased that in these economic conditions we continue with our execution of positive cash flow and that during the quarter we succeeded to close additional business, but unfortunately at the same time we lost one US customer that was under a managed service agreement with our UK acquired entity. While we believe that the market is not strong enough to enable growth, we continue to focus on our targets: satisfied customers, successful project implementations, winning new business and positive cash flow. We continue to believe that as always these targets build our great company culture and the unprecedented spirit and team effort drive towards a successful future."

Conference Call Information
MIND will host a conference call on August 4, 2010 at 10:30 a.m., Eastern Time, to discuss the Company's second quarter 2010 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.
A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$16,484	$15,995
Short term bank deposits	1,518	2,183
Accounts receivable:
Trade	1,315	1,246
Other	154	201
Prepaid expenses	100	91
Deferred cost of revenues	103	141
Inventories	34	34
Total current assets	19,708	19,891

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance Pay Fund	1,222	1,208
Deferred cost of revenues	251	125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	944	1,043
INTANGIBLE ASSETS, net of accumulated amortization	449	655
GOODWILL	5,986	6,029
Total assets	$28,560	$28,951

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$446	$450
Other	1,531	1,581
Deferred revenues	3,412	2,545
Total current liabilities	5,389	4,576
LONG TERM LIABILITIES :
Deferred revenues	63	216
Employee rights upon retirement	1,513	1,472
Total liabilities	6,965	6,264

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	39,232	39,105
Differences from translation of foreign currency financial statements of a subsidiary	(1,225)	(1,052)
Treasury shares	(2,800)	(2,800)
Accumulated deficit	(13,666)	(12,620)
Total shareholders’ equity	21,595	22,687
Total liabilities and shareholders’ equity	$28,560	$28,951

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2010	2009	2010	2009	2009
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$10,180	$8,532	$4,902	$4,421	$17,574
Cost of revenues	3,378	3,606	1,704	2,178	6,413
Gross profit	6,802	4,926	3,198	2,243	11,161
Research and development expenses	1,972	2,280	891	1,075	4,448
Selling and marketing expenses	1,120	1,055	503	564	2,220
General and administrative expenses	855	1,237	421	539	2,324
Operating income	2,855	354	1,383	65	2,169
Financial income (expenses):
Auction rate securities settlement					18,500
Impairment of auction rate securities		(886)		(886)	(941)
Other financial income (expenses) – net	(167)	94	(73)	122	256
Income (loss) before taxes on income	2,688	(438)	1,310	(699)	19,984
Taxes on income	48	104	26	55	197
Net income (loss)	$2,640	$(542)	$1,284	$(754)	$19,787

Earning (loss) per ordinary share:
Basic and diluted	$0.14	$(0.03)	$0.07	$(0.04)	$1.04

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:

Basic	18,442	19,335	18,455	19,233	19,012

Diluted	18,549	19,335	18,594	19,235	19,012

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2010	2009	2010	2009	2009
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income (loss)	$2,640	$(542)	$1,284	$(754)	$19,787
Adjustments to reconcile net income to net cash provided by operating activities:
Auction rate securities settlement					(18,500)
Depreciation and amortization	348	395	168	195	778
Impairment of auction rate securities		886		886	941
Deferred income taxes, net		65		26	113
Accrued severance pay	111	(6)	32	(25)	39
Capital gain on sale of equipment - net	(15)	(13)	(11)	(4)	(10)
Employees share-based compensation Expenses	60	71	18	35	143
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(88)	634	(436)	267	2,265
Other	47	(44)	32	(132)	(51)
Decrease (increase) in prepaid expenses and deferred charges	(98)	330	201	368	270
Decrease in inventories					2
Increase in accounts payable and accruals:
Trade	(2)	(140)	71	15	(19)
Other	(37)	(145)	(74)	(142)	(169)
Increase in deferred revenues	715	1,158	(50)	1,318	677
Net cash provided by operating activities	3,681	2,649	1,235	2,053	6,266

Cash flows from investing activities:
Proceeds from cash settlement					18,500
Purchase of property and equipment	(112)	(127)	(77)	(52)	(367)
Severance pay funds	(84)	(337)	(38)	(117)	(416)
Proceeds from (investment in) short term bank deposits	665	(3,099)	(453)	(1,995)	(2,183)
Proceeds from sale of property and equipment	40	91	28	23	194
Net cash provided by (used in) investing activities	509	(3,472)	(540)	(2,141)	15,728

Cash flows from financing activities:
Cost of acquisition of treasury shares		(456)		(305)	(1,169)
Employee stock options exercised and paid	67		67
Dividend paid	(3,686)		(3,686)		(14,780)
Net cash used in financing activities	(3,619)	(456)	(3,619)	(305)	(15,949)

Translation adjustments on cash and Cash equivalents	(82)	260	(3)	288	228
Increase (decrease) in cash and cash equivalents	489	(1,019)	(2,927)	(105)	6,273

Balance of cash and cash equivalents at beginning of period	15,995	9,722	19,411	8,808	9,722
Balance of cash and cash equivalents at end of period	$16,484	$8,703	$16,484	$8,703	$15,995

* Certain comparative figures have been reclassified to conform to the current year presentation.